Exhibit 99.1

Fitness Champs Holdings Limited Announces Pricing of $5 Million Public Offering

Singapore, April 17, 2026 (Global Newswire) – Fitness Champs Holdings Limited (“Fitness Champs Holdings,” “FCHL” or the “Company”) Nasdaq: FCHL) (the “Company”), a distinguished aquatic sports education provider in Singapore, today announced that it has priced a best-efforts public offering with gross proceeds to the Company expected to be approximately $5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered.

The offering is comprised of 3,225,000 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.000075 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant, and one warrant to purchase one Class A Ordinary Share (each, a “Warrant”). The public offering price of the Units is $1.55 per Unit. Each of the Warrants will have an exercise price of $2.635 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the six-month anniversary of the issuance date.

The offering is expected to close on or about April 20, 2026, subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering for business expansion, general working capital purposes and other general corporate purposes.

Univest Securities, LLC is acting as sole placement agent for the offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-294575) previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on March 27, 2026. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a written preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

About Fitness Champs Holdings Limited

Fitness Champs Holdings Limited is a distinguished aquatic sports education provider, offering general swimming lessons to children and adults, with ladies-only swimming lessons available, as well as aquatic sports classes such as water polo, competitive swimming and lifesaving. The Company is one of the largest providers of swimming lessons to children enrolled in public schools under the Ministry of Education of Singapore in Singapore through the SwimSafer program, and has been offering private swimming lessons to children, youths and adults under its brand “Fitness Champs” since 2012. The Company aims to make swimming an enjoyable and affordable sport for children and adults, for water safety and as a way of keeping fit and healthy. Fitness Champs also plans to grow into a diversified sports education provider by expanding its offerings to include other sports such as pickleball. For more information, please visit the Company’s website at https://ir.fitnesschamps.sg/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be closed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Email: ir@fitnesschampsaquatics.com